
06013253

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

18 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549

Attention: SEC Filing Desk


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 9 - 2006
WASH. D.C.
160

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- New St.George Sterling Benchmark Oversubscribed
- St.George Bank PRYMES Issuer Conversion Notice
- Standard & Poors Upgrades SGB Long Term Rating
- St.George Bank Announces Co-Investor in Ascalon
- Appendix 3B x 5
- Moodys Reviews SGB A2 Ratings
- High Court to Hear Appeal on SGB Sell Back Rights
- Completion of Share Buy-Back and Conversion of PRYMES
- Appendix 3F
- Appendix 3Y
- Asgard Exceeds $25 billion FUA
- ASIC Form 484
- Declaration of Dividend for St.George Bank SAINTS
- Presentation to Credit Suisse AIC Conference
- St.George /Foodstuffs Joint Venture in New Zealand
- St.George Announces New Funding Benchmarks
- Benchmark Issue Oversubscribed
- Application for ASX Listing – A$ Transferable Deposits

SUPPL

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely



Michael Bowan
General Counsel and Secretary




st.george

news release

19 January, 2006

NEW ST.GEORGE STERLING BENCHMARK OVERSUBSCRIBED

On 18 January 2006 in London, St.George Bank Limited priced a new GBP 375 million benchmark issue of floating rate notes (FRNs) with a term of 5 years. The FRNs have a coupon of three month GBP LIBOR plus 10 basis points and an issue price of 99.91%, offering investors a margin of three month GBP LIBOR plus 12 basis points. The FRNs will be settled on 31 January 2006 and will mature on 31 January 2011. Barclays Capital and The Royal Bank of Scotland acted as Joint Lead Managers for the transaction.

The issue met strong demand from a broad range of investors in the United Kingdom, Europe and Asia and closed well oversubscribed.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact:

Jeff Sheehan
General Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194




SEC Mail Processing Section
RECEIVED
MAY 9 2006
WASH, D.C.
160

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	4
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank PRYMES – Issuer Conversion Notice**
Date Sent:	24 January 2006

I attach a copy of the Issuer Conversion Notice sent to St.George Bank PRYMES Holders on 22 December 2005.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

15 December 2005

MR A B Sample
1 Sample St
SAMPLETOWN NSW 9999

Dear PRYMES Holder

As advised in the announcement of our final results to the Australian Stock Exchange on 31 October 2005, St.George Bank Limited will be converting its PRYMES into ordinary shares on 21 February 2006 ("Conversion Date"). PRYMES will cease to be quoted on ASX at the close of trading on 14 February 2006, and those persons who are registered as holding PRYMES on 21 February 2006 following settlement of sales or purchases of PRYMES on the ASX that occurred up to this close of trading time will have their PRYMES converted into ordinary shares. We have enclosed our formal Issuer Conversion Notice with this letter.

The conversion of PRYMES into ordinary shares is for St.George's capital management purposes. The Board has determined that it is in the best interests of St.George shareholders that the PRYMES conversion takes place.

The final PRYMES dividend of $3.21 per PRYMES will be paid on 20 February 2006 to those who hold PRYMES on the record date of 6 February 2006. PRYMES will trade ex-dividend on and after 31 January 2006.

Method of conversion of PRYMES

On the Conversion Date, PRYMES will be converted to St.George Bank Limited ordinary shares. We will issue you with a holding statement shortly after conversion which will show you how many ordinary shares you have arising from conversion of your PRYMES.

The schedule on the reverse of this page sets out the formula used to calculate the number of ordinary shares arising from conversion of PRYMES, and provides a sample calculation.

Thank you for having been a PRYMES holder.

Yours sincerely



John Michael Thame
Chairman

Schedule

The following information is based on clause 7.9 of the Issue Terms of PRYMES and terms starting with a capital letter in this schedule have the same meaning as in those Issue Terms.

On the Conversion Date (21 February 2006), each PRYMES will be converted into and have the same rights as one Ordinary Share, and the Holder will be allotted an additional number of Ordinary Shares determined in accordance with the following formula (disregarding fractions).

$$AS = (CR - 1)$$

where:

AS means a number of additional Ordinary Shares to be allotted, and which is equal to or greater than zero;

CR means a number calculated by dividing the Issue Price [$100] by **((1-CD) x VWASP)**, subject to CR being no less than the higher of the Conversion Minimum and 1;

CD means the Conversion Discount which is equal to 0.025;

VWASP means the Volume Weighted Average Sale Price of Ordinary Shares sold on ASX during the 20 previous Business Days on which trade in the Ordinary Shares occurred, but excluding the most recent date on which trading in the Ordinary Shares takes place, prior to the Conversion Date. [The relevant period is expected to commence on 20 January 2006 and end on 17 February 2006.]

Example

Consider an example where the PRYMES holder in question holds 100 PRYMES, and the VWASP is $30. In this scenario, CR is calculated in the following manner:

$$\frac{100}{0.975 \times 30}$$

which is equal to 3.4188.

AS = (3.4188 – 1)
AS = 2.4188

In this example where the holder holds 100 PRYMES, the number of additional shares to be allotted is 241 (100 x 2.4188). That is, for 100 PRYMES held, a holder will end up with 341 Ordinary Shares using our assumed VWASP (ie, 100 Ordinary Shares plus 241 additional Ordinary Shares).

It is important to note that the calculation above is an example only. It does not in any way indicate the number of Ordinary Shares to be issued to PRYMES holders on the Conversion Date, and you should not rely on it for this purpose. The holding statement that you will be provided with following conversion of PRYMES will show you how many Ordinary Shares you have arising from conversion of PRYMES.

As at 15 December 2005, the market price of St.George Bank Limited ordinary shares was $28.40. The highest market price of the St.George Bank Limited ordinary shares during the 3 months immediately prior to 15 December 2005 was $29.94 on 24 November 2005, and the lowest market price of the ordinary shares during this period was $26.31 on 21 October 2005.

If you have any questions regarding the conversion of the PRYMES and how this might impact you, you should seek professional guidance from your stockbroker, solicitor, accountant or other professional adviser.

st.george

St.George Bank Limited
(ABN 92 055 513 070)

PRYMES

ISSUER CONVERSION NOTICE

MR A B Sample
1 Sample St
SAMPLETOWN NSW 9999

St.George hereby gives notice, pursuant to and in accordance with clause 7.5 of the terms of the issue of PRYMES™ (***Issue Terms***), of its intention to convert into Ordinary Shares 100% of the PRYMES™ registered in your name at 5.00pm (Sydney time) on the Conversion Date.

For the purposes of this notice, the Conversion Date will be 21 February 2006.

Words and expressions defined in and for the purposes of the Issue Terms have the same meanings where used in this notice.

Number of PRYMES held on 15 December 2005:

(The number of PRYMES shown above does not take into account any trades made prior to conversion).

EXECUTED by St.George Bank Limited by its duly appointed attorney:



Attorney

Name: Michael Harold See Bowan



Witness

Name: Kylie Lane

Date: 15 December 2005


st.george

news release

30 January 2006

Standard & Poor's Upgrades St.George Bank's Long Term Rating to A+

Standard & Poor's announced a short time ago that it has upgraded its long-term counterparty credit rating on St.George to A+ from A. The A-1 short-term counterparty credit rating has been affirmed. The rating outlook is stable. At the same time, Standard & Poor's upgraded its bank fundamental strength rating on St.George to B+ from B. St.George Insurance Pte Limited, the Bank's captive mortgage insurance company has had its rating raised to A+ from A.

Standard & Poor's ratings upgrade is based on improvements in St.George's operations, which, in Standard & Poor's opinion, are expected to be sustained. "The ratings upgrade reflects improvements in quality and diversity of St.George's earnings profile, continued very strong asset quality, and solid and improving market position," Standard & Poor's said.

St.George welcomes the credit rating upgrade from Standard & Poor's and the rationale for the upgrade, which reflects the success of the Bank's low risk organic growth strategy and sound management team.

Standard & Poor's full statement in respect of St George can be found at its web-site at www.standardandpoors.com.au.

Ends...

Media contact:
Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C. 160 SECTION


st.george

news release

9 February 2006

St.George announces co-investor in Ascalon

St.George Bank Limited (St.George) today announced that it entered into an agreement with Kaplan Equity Limited (KEL) whereby KEL will co-invest in Ascalon Capital Managers Limited. Both St.George and KEL will hold 50% of Ascalon.

Established by St.George in 2000, Ascalon specialises in assisting to commercialise and build boutique fund managers identified as potential leaders in the next generation of investment management organisations.

Ascalon holds investments in six boutique funds managers including Fortuna Funds Management Limited, Alleron Investment Management Limited, MacarthurCook Limited (ASX listed), Investment Management Services Pty Limited (IMS Funds Management), First Samuel Limited and Hawkesbridge Limited.

KEL is an investment company established by Sam Kaplan in 2001 and part of the Kaplan Group of companies. The Kaplan Group also includes Kaplan Funds Management and brings hands-on experience and business expertise through the successful management of funds management operations.

Paul Fegan, Group Executive - Wealth Management and Retail Financial Services at St.George, said; "We are very pleased to announce this partnership with the Kaplan Group. It represents an exciting new phase in the development of Ascalon and we are looking forward to working with the Kaplan Group to expand the Ascalon business. Our customers will continue to have access to Ascalon's boutique asset managers via its strategic relationships with Advance and other St.George companies."

Sam Kaplan, Director - Kaplan Group, said; "St.George brings the obvious financial strength and pre-eminent market status of one of Australia's top banks together with a demonstrated customer service culture and Ascalon's experience in selecting 'best of breed' investment managers."

Ends...

For more information please contact:

St.George Bank Limited

Jeremy Griffith
Corporate Relations
Phone: 02 9236 1328 or 0411 259 432
griffithj@stgeorge.com.au

Kaplan Equity Limited

David Reid
Westbrook Communications
Phone: 02 9231 0922 or 0417 217 157
david@westbrookfin.com.au

ABOUT ASCALON CAPITAL MANAGERS LIMITED

Ascalon seeks out and invests in emerging fund managers (EFMs), with specialist investment expertise and product, and which Ascalon believes have the potential to become significant participants in the fund management industry. Ascalon acquires a minority equity interest in the organisation to ensure that the manager does not lose the entrepreneurial spirit and drive associated with boutiques.

In selecting and investing in EFMs, Ascalon aims to create a portfolio of diverse fund managers whose investment management style is complementary rather than competing.

Ascalon's investee managers collectively manage approximately $1.9 billion in client funds.

Ascalon's specialist investee fund managers are:

Emerging Manager	Asset Class/Investment Style
IMS Funds Management (IMS)	Australian Fixed Interest and Cash IMS's investment style is top-down, where IMS form their view on the economic cycle (domestic, global and the outlook for the Australian dollar) and then manage the portfolios consistent with that view. IMS then manages intentional exposures to duration, yield curve, and issuer margins, that are consistent with their view of the economic cycle.
MacarthurCook Limited (MCK)	MacarthurCook Limited is a company listed on the Australian Stock Exchange, whose business focus is the management of property and mortgage investment funds.
Hawkesbridge Limited (HL)	Private Equity HL's style is essentially bottom up, and is one of active management including appropriate hands-on involvement in the ongoing management of investee companies.
First Samuel Limited (FSL)	Style Neutral (Private Clients) FSL is a private client fund management company, specialising in wealth management advice and the management of discrete domestic equity portfolios tailored to each client's needs.
Alleron Investment Management Limited (Alleron)	Australian Equities – High Alpha Alleron in a specialist domestic equities manager with a strong growth bias, and is best described as a high alpha index independent manager – relying heavily on stock specific risk for its expected performance.
Fortuna Funds Management Limited (Fortuna)	Residential Property Fortuna is a funds management business which offers both retail and institutional investors unique property asset classes, initially focusing on prime residential property investments. Fortuna's first fund, the Residential Property Trust of Australia delivers the opportunity for individuals and institutional investors to benefit from the security and long-term capital growth potential of high quality, established residential property

ABOUT KAPLAN

The Kaplan Group comprises Kaplan Equity Limited an investment company established in 2001 to invest in longer-term strategic positions and Kaplan Funds Management Pty Limited a funds management business with $1.4 billion under management. Kaplan Funds Management commenced managing funds in 1998 and employs an absolute return approach to investment management.


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,328,700 (calculated based on the VWAP from 20 January 2006 to 9 February 2006 (inclusive) – actual VWAP period is from 20 January 2006 to 17 February 2006 (inclusive). This number will be confirmed or amended by 12:00pm on 28 February 2006.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares in the issued capital of St.George Bank Limited.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – the securities rank equally with existing ordinary shares.
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The ordinary shares are to be issued as a result of the conversion of the St.George Bank Limited Preferred Resetting Yield Marketable Securities (***PRYMES***) into ordinary shares on 21 February 2006, pursuant to the Issue Terms of the PRYMES.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Securities will be entered into uncertificated holdings by close of business on 22/02/06. Allotment/Holding statements will be despatched by Tuesday, 28 February 2006.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
536,226,899 (inclusive of 10,328,700 ordinary shares see clause 2 above).	Ordinary shares
3,000,000 (quotation of PRYMES will end at the close of trading on 14 February 2006)	PRYMES
3,500,000	SAINTS

+ See chapter 19 for defined terms.

4,842	Redeemable preference borrower share
250,801	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ξ The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ξ There is no reason why those +securities should not be granted +quotation.

- ξ An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ξ Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ξ We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ξ If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: General Counsel and Secretary Date: 10/02//06

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
MAY 9 - 2006
160
SEC MAIL PROCESSING
WASH, D.C. SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

St.George Bank Limited

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,309,170 calculated based on the VWAP from 20 January 2006 to 17 February 2006 (inclusive).
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares in the issued capital of St.George Bank Limited.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – the securities rank equally with existing ordinary shares.
5	Issue price or consideration	Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The ordinary shares have been issued as a result of the conversion of the St.George Bank Limited Preferred Resetting Yield Marketable Securities (***PRYMES***) into ordinary shares on 21 February 2006, pursuant to the Issue Terms of the PRYMES.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Securities were entered into uncertificated holdings on 22/02/06. Allotment/Holding statements will be despatched by Tuesday, 28 February 2006.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
524,529,712	Ordinary shares
3,500,000	SAINTS
4,842	Redeemable preference borrower share
250,801	Redeemable preference depositor share

+ See chapter 19 for defined terms.

4	Perpetual Notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ξ The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ξ There is no reason why those +securities should not be granted +quotation.

- ξ An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ξ Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ξ We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ξ If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: General Counsel and Secretary Date: 28/02//06

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH. D.C. 160 SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	FIXED RATE TRANSFERABLE DEPOSITS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	REFER TO PRICING SUPPLEMENT DATED 7 APRIL 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$10,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	GENERAL CORPORATE PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 APRIL 2006

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	524,529,712	ORDINARY SHARES
		3,500,000	SAINTS
		3,728	REDEEMABLE PREFERENCE BORROWER SHARES
		248,159	REDEEMABLE PREFERENCE DEPOSITOR SHARES
		4	PERPETUAL NOTES
		90,000	FLOATING RATE TRANSFERABLE DEPOSITS DUE 8 APRIL 2011
		40,000	FIXED RATE TRANSFERABLE DEPOSITS DUE 8 APRIL 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director/Company secretary) Date: 7/4/06

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	FLOATING RATE TRANSFERABLE DEPOSITS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	REFER TO PRICING SUPPLEMENT DATED 7 APRIL 2006 AND THE ST.GEORGE ISSUANCE PROGRAMME INFORMATION MEMORANDUM DATED 29 MARCH 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$10,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	GENERAL CORPORATE PURPOSES.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 APRIL 2006

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	524,529,712	ORDINARY SHARES
		3,500,000	SAINTS
		3,728	REDEEMABLE PREFERENCE BORROWER SHARES
		248,159	REDEEMABLE PREFERENCE DEPOSITOR SHARES
		4	PERPETUAL NOTES
		90,000	FLOATING RATE TRANSFERABLE DEPOSTIS DUE 8 APRIL 2011
		40,000	FIXED RATE TRANSFERABLE DEPOSITS DUE 8 APRIL 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director/Company secretary) Date: 7/4/2006

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5


SEC MAIL
RECEIVED
PROCESSING
MAY 9 . 2006
WASH. D.C.
160
SECTION

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Perpetual note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 perpetual note
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A perpetual note with a face value of NZ$3.65 million has been issued to St George (Note Issuing Vehicle Only) Pty Limited, a wholly owned subsidiary of St George Bank Limited ("**St George**"). St George (Note Issuing Vehicle Only) Pty Limited (STG (NIVO)) has issued a corresponding perpetual note with a face value of NZ$3.65 million to Foodstuffs Retail Financial Services Limited, on equivalent terms with the perpetual note issued by St.George. The perpetual note is issued pursuant to the terms of the joint venture agreement between St.George and Foodstuffs governing their retail banking alliance in New Zealand. Annexure 1 sets out the principal terms of the perpetual notes.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The perpetual notes will not be quoted. The perpetual notes constitute a subordinated and unsecured obligation of St.George. The perpetual notes are not transferable.
5	Issue price or consideration	NZ$3.65 million
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ongoing funding arrangements for the joint venture described in item 3 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 March 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
524,529,712	Ordinary Shares
3,500,000	SAINTS
3,728	Redeemable preference borrower share
248,159	Redeemable preference depositor share
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Perpetual notes
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The perpetual notes do not bear interest nor carry any dividend rights.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 11/4/06

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Annexure 1 - Principal terms of the perpetual notes

1 General Terms

The perpetual notes constitute a subordinated and unsecured obligation of St George Bank Limited ("**St George Bank**").

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by the holder.

St.George Bank was not required to seek security holder approval for the issue of the perpetual note.

St.George Bank did not issue the perpetual note to a particular class of security holders.

The perpetual notes St George (Note Issuing Vehicle Only) Pty Limited (STG (NIVO)), a wholly owned subsidiary of St George Bank, issues constitute a subordinated and unsecured obligation of STG (NIVO).

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by STG (NIVO) or Foodstuffs Retail Financial Services Limited (FRFSL).

2 Redemption events

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to FRFSL St George Bank ordinary shares to discharge St.George Bank's obligations under the notes it issues STG (NIVO) and to discharge STG (NIVO)'s obligations under the notes it issues to FRFSL. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

- APRA determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;

+ See chapter 19 for defined terms.

- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital; or
- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up (except for the purposes of, and followed by, a solvent reconstruction, amalgamation or reorganisation) of St George Bank;

(d) If St George Bank's retained earnings become negative.

3 Conversion formula

On the occurrence of any of the events in paragraphs 2 (a), (b) (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George Bank ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b),(c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption (**"Spot Rate"**).

y is the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited (**"ASX"**) (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH., D.C.
160
SECTION


st.george

news release

10 February 2006

Moody's reviews St.George Bank & Insurance A2 ratings for upgrade

Moody's Investors Service this afternoon placed St.George Bank Limited's long-term deposit and debt ratings of A2, and its Bank Financial Strength Rating (BFSR) of C+ on review for possible upgrade. The A2 Insurance Financial Strength Rating of the Bank's subsidiary St.George Insurance Pte Ltd was also placed on review for possible upgrade.

Moody's commented that "the review for possible upgrade reflects the St.George Bank's success in recent years in developing its franchise on the back of a low-risk, organic growth strategy".

Moody's also noted that "St.George Bank has increased its share of Australia's growing middle market sector, (and) diversified its geographic footprint in a measured fashion... At the same time, the Bank continues to adopt a relatively cautious credit stance."

St.George welcomes the credit rating review for possible upgrade from Moody's and its rationale which reflects the success of the Bank's low risk organic growth strategy, prudent credit risk appetite and sound management team.

Ends...

For further information:

Greg Kenny
General Manager
Group Treasury & Capital Markets
St.George Bank
Ph: 02 9320 5507 or 0411 439 640


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION


st.george

news release

13 February 2006

High Court to hear appeal on St.George sell back rights

In February 2001, St.George granted 'Sell Back Rights' to its shareholders to effect an off-market buy-back of its ordinary shares. The Australian Taxation Office (ATO) subsequently issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of these Rights. St.George funded litigation on behalf of shareholders to challenge the Class Ruling.

A hearing on this matter was held in the Federal Court on 30 October 2003. The Federal Court at first instance decided that affected shareholders should not be taxed on the value of the Sell Back Rights. On 5 May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision. On 8 August 2005, the Full Federal Court upheld the original decision that the affected shareholders should not be taxed on the value of the Sell Back Rights.

Last Friday the Hgh Court granted the Commissioner of Taxation leave to appeal against the decision of the Full Federal Court that affected shareholders should not be taxed on the value of the Sell Back Rights. The date of hearing for this final appeal has not been set.

St.George has been liaising with the ATO to ensure that the interests of affected shareholders are protected in respect of the time elapsed since the proceedings commenced. The ATO has advised that affected shareholders need not take any action in respect of the Sell Back Rights until the High Court's judgment is handed down.

St.George will continue to update its shareholders as developments occur, on its website at www.stgeorge.com.au and in written communications to shareholders.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 43


st.george

news release

21 February 2006

St.George successfully completes $300 million off-market share buy-back and converts PRYMES to ordinary shares

St.George Bank Limited today announced the successful completion of its off-market share buy-back. A total of 11.677 million ordinary shares were bought back at $25.69 per share for a total cost of approximately $300 million.

The buy-back price has been set at $25.69 per share, based on a 14% discount to the $29.8713 Market Price of St.George ordinary shares over the five trading days up to and including 17 February 2006[1].

As previously announced, St.George will also convert its $300 million of Preferred Resetting Yield Marketable Equity Securities (PRYMES) into fully paid St.George ordinary shares today. The 3 million outstanding PRYMES will be converted at a ratio of 1 PRYMES to 3.4394 ordinary shares[2], resulting in the creation and issue of approximately 10.3 million ordinary shares[3].

Chief Financial Officer, Steve McKerihan, said; "The buy-back and the conversion of the PRYMES form part of our capital management program for 2006, aimed at optimising the level and mix of the Group's capital base and reducing overall funding costs.

"We are extremely pleased to see such a strong level of participation in the buy-back from St.George shareholders. As a result we have been able to buy back St.George's target of $300 million of shares at an attractive discount of 14%."

"With the simultaneous conversion of the PRYMES and completion of the buy-back, we have achieved our objectives of removing the PRYMES from the Group's capital structure to make way for a new, more efficient Tier 1 capital instrument, and offsetting immediately the earnings per share dilution that would otherwise have resulted from conversion of the PRYMES. This represents an excellent outcome for St.George shareholders," he said.

---

[1] The Market Price, as defined in the buy-back booklet, was $29.8713 (to four decimal places), calculated as the volume weighted average price of St.George ordinary shares, excluding not at-market trades, for the five days from Monday, 13 February 2006 to Friday, 17 February 2006, inclusive.

[2] The Volume Weighted Average Sale Price, as defined in the PRYMES Issue Terms, was $29.82 (rounded to the nearest cent), for the twenty trading days from Friday, 20 January 2006 to Friday 17 February 2006, inclusive. Each PRYMES will effectively be replaced by a number of ordinary shares based on the $100 issue price divided by this Volume Weighted Average Sale Price less a 2.5% conversion discount (ie, $100 divided by an effective issue price for the ordinary shares of (1- 0.025) x $29.82 = $29.0745 per share).

[3] The final number of shares may be adjusted as any fraction of a share arising on conversion of a holder's aggregate holding of PRYMES will be disregarded in accordance with the Issue Terms. Final numbers will be advised to the ASX on 28 February 2006.

St.George still intends to issue a new Tier 1 capital instrument to raise approximately $300 million following the release of APRA's draft Prudential Standards in relation to Tier 1 Capital and intends to complete the issue by 30 June 2006. It has not been determined whether this instrument will be classified as innovative or non-innovative under APRA's proposed new guidelines.

The PRYMES conversion and the buy-back will result in St.George's Tier 1 capital ratio being slightly below its target range of 7.0 per cent to 7.5 per cent until the issue of the new Tier 1 capital instrument. APRA has confirmed that they have no objection to St.George's Tier 1 capital ratio being slightly below its target range for this short period. St.George's total capital ratio is expected to remain above the 10 per cent minimum required by APRA at all times.

Strong demand for the buy-back resulted in over $951 million worth of shares tendered at the maximum tender discount of 14% and as Final Price Tenders. As a result of the 70.82% scale back, shareholders will have 29.18% of their tendered shares in excess of the Priority Allocation bought back. St.George has accepted tenders at the 14% tender discount and Final Price Tenders, subject to any minimum price condition and the scale back.

As described in the buy-back booklet and to ensure St.George's smaller shareholders are not disadvantaged by the scale back, a Priority Allocation of 180 shares successfully tendered by each registered shareholder has been bought back before the application of the scale back. In addition, shareholders who would have been left with 70 shares or less after the scale back have had their shares bought back in full. The remaining shares tendered at a discount of 14% and as Final Price Tenders were scaled back on a pro-rata basis.

St.George has not bought back shares tendered at discounts of 8 per cent to 13 per cent, inclusive. Tenders conditional on the buy-back price being above $26.00 have also not been bought back.

For Australian tax purposes the buy-back price will comprise a capital component of $6.54 and a fully franked dividend component of $19.15 per share. For the purpose of capital gains tax calculations, the capital proceeds that shareholders (other than corporate tax entities) will receive on disposal of their shares under the buy-back will be $10.59, calculated as the $6.54 capital component plus $4.05, being an amount equal to the excess of the $29.74 Tax Value[4] over the $25.69 buy-back price.

Payment for shares bought back will be credited to nominated accounts and cheques posted to shareholders by no later than 1 March 2006. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders' holdings on or about Tuesday, 21 February 2006.

Shareholders who have any enquiries may call the buy-back enquiry line on 1800 804 457 (toll free) within Australia or on +61 3 9415 4024 from outside Australia between 8:30am and 5:30pm (Sydney time) Monday to Friday.

Ends…

Further information

Media:
Jeremy Griffith
General Manager, Corporate Relations
Ph. 61 (0) 2 9236 1328
Email: griffithj@stgeorge.com.au

Investors/Analysts:
Sean O'Sullivan
Head of Investor Relations
Ph. 61 (0) 2 9236 3618
Email: osullivans@stgeorge.com.au

---

4 The Tax Value of $29.74 was calculated as $28.21, adjusted by the movement in the S&P/ASX 200 Financials - x-Property Trusts Index from the opening level of 5,616.7 on 16 December 2005 to the closing level of 5,921.211 on 17 February 2006.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
St.George Bank Limited	92 055 513 070

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions as modified.

Details of all shares bought back

2	Number of shares bought back	11,677,657
3	Total consideration paid or payable for the shares	$299,999,008.33
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A date: lowest price: N/A date:

+ See chapter 19 for defined terms.
lmbs S0111641894v1

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Sign here: Company Secretary

Date: 21/02/2006

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John M Thame
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 150,216 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	21 February 2006
No. of securities held prior to change	150,000 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	216 shares
Number disposed	63 PRYMES
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Ordinary fully paid shares acquired as the result of the conversion of St.George Bank PRYMES. Each PRYMES was converted at a ratio of 1 PRYMES to 3.4394 ordinary shares, based on the conversion price of $29.82 less a conversion discount of 2.5%.
No. of securities held after change	150,216 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of St.George Bank PRYMES into fully paid ordinary shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Asgard
Wealth Solutions

Media Release

February 28, 2006

Asgard exceeds $25 billion FUA

St. George's funds administration and financial planning arm, Asgard Wealth Solutions, has grown its funds under administration (FUA) by almost 15 per cent in six months shattering the $25 billion mark in January and finishing at nearly $25.5 billion by month's end.

The growth, which comes on the back of strong sales results and solid market performance, cements the platform's ranking firmly in the nation's top five.

"In just over six months our FUA has grown by $4 billion – a company record - as well as increased our customer base by an additional 20,000 accounts," said CEO Geoff Lloyd.

"Two years ago I said we could reach $30 billion FUA by 2007 and this announcement confirms we are now well on track to not only reach, but exceed that goal. Our plans to grow our market share from 8.2 per cent to double figures by next year is, as a result, also well on schedule."

Mr Lloyd said the company was also performing well against the other strategic initiatives it outlined to the market last year with the launch of the new corporate brand in November, the re-design of its distribution division, and the development of a new integrated planning and practice management software package for advisers, all progressing to plan.

"Aside from the ambitious sales targets we set ourselves, we remain committed to our philosophy of enablement of advice," Mr Lloyd said.

"What this means is that not only will we continue to capitalise on the success of our industry award-winning platform but we will persist with our plans to diversify more of the business into advice support services for planners and through them investors.

"I think it's fair to say, given our performance over the last six months, we are well on track," Mr Lloyd said.

For more information, contact Catherine Hughes on 0419 938 346.

Sydney	Melbourne	Perth	Brisbane	Adelaide
Level 12	Level 41, ANZ Tower	Level 38, Central Park	Level 21, Central Plaza One	Level 25, Santos House
400 George Street	55 Collins Street	152 St George's Terrace	345 Queen Street	91 King William Street
Sydney NSW 2000	Melbourne VIC 3000	Perth WA 6000	Brisbane QLD 4000	Adelaide SA 5000

Australian Securities & Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
St.George Bank Limited

ACN/ABN
92 055 513 070

Corporate key
99285736

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Eleanor Hutton

ASIC registered agent number (if applicable)
14475

Telephone number
(02) 9236 2832

Postal address
Level 8, 182 George Street, Sydney NSW 2000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.



I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Michael Bowan

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
0 1 / 0 3 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

☐ Redeemable preference shares – **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

☐ Capital reduction – **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

☒ Share buy-back – **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	11,677,657	$299,999,008.33

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

21/02/06
[D D] [M M] [Y Y]


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank SAINTS**
Date Sent:	8 March 2006

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.1868 per SAINTS to be paid 22 May 2006 with a record date for determination of entitlements of 8 May 2006.

Franking Credit – 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH. D.C.
160
SECTION


st.george
TM

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	18
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Presentation to Credit Suisse AIC**
Date Sent:	28 March 2006

I attach slides to be presented by Peter Clare, Group Executive Strategy, at the Credit Suisse AIC Conference later this week.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank

Credit Suisse AIC
Hong Kong
30-31 March 2006

Peter Clare
Group Executive Strategy



About St.George

Financial dimensions

Business priorities and customer service strategy

Going forward



St.George Bank is....

- Australia's 5th largest bank
- Differentiated by customer service
- Energetic, practical and focused
- Delivering sustainable, high quality earnings
- A low risk, growth orientated financial services company



St.George Bank is....

Retail branches by state


13
35
Tasmania

- c.2.9m customers
- c.8,500 employees

Business volumes

	$bn	Market Share %
Retail Deposits	39.4	10
Residential Lending*	56.3	9
Managed Funds^	32.6	7
Commercial Loans**	20.4	7

Big enough to offer the full range of products and services
yet small enough to adapt and grow in a competitive market



All data as at Sep-05 *Includes securitised loans **Includes bill acceptances, market share is for middle market customers ^Market share percentage of total retail managed funds

About St.George

Financial dimensions

Business priorities and customer service strategy

Going forward



Profit result

	Sep-05	Sep-04	% Change
Profit before significant items	$828m	$717m	15.5
Profit after significant items	$828m	$717m	15.5
Earnings per share*	180.2¢	160.8¢	12.1
Return on equity*	22.6%	21.4%	
Expense to income*	45.5%	47.5%	
Dividend	137¢	122¢	12.3



All numbers AGAAP *Calculated before goodwill amortisation and significant items

Consistent high quality financial performance


Cost to income^
%
60
55
50
45
40
50.0
45.5
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
ROE*
%
24
20
16
12
22.6
18.2
Total shareholder return**
$
250
200
150
100
50
246
182
St.George
Average of the 4 majors
S&P/ASX 200 Banks Accum
st.george

^Excluding goodwill and before significant items. Ratios are reported results to 30 Sep-05
*After preference dividends and before goodwill and significant items
**Assumes base of $100 in Mar-01.Total shareholder return includes capital appreciation and di vidends

Consistent high quality financial performance


Net interest margin^
%
3.0
2.5
2.0
2.55
2.34
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Revenue growth*
$bn
160
130
100
70
152
125
Non-accruals/total receivables
%
1.0
0.5
0.0
0.27
0.13
St.George
Average of the 4 majors
st.george

*Assumes base of $100 in Mar-01 ^Domestic margins. Ratios are reported results to 30 Sep-05

Consistently delivering on targets

	Target	Outcome
FY03 EPS growth	Nov-02: 10%	14.0%
FY04 EPS growth	Nov-03: 10-11%	13.1%
FY05 EPS growth	Nov-04: 10%	12.1%
Cost to income	Sep-04: sub 50% Manage to lower end of peers	47.5% in FY04 45.5% in FY05
Capital	Tier one 7.0-7.5%	Consistently in range
Credit quality	Maintain positive differential to the majors	Consistently achieved
Customer satisfaction	Maintain positive differential to the majors	Consistently achieved



About St.George

Financial dimensions

Business priorities and customer service strategy

Going forward



Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture



Update on key priorities

- Home loans
- Retail deposits
- Middle market
- Managed funds
- Customer service



Home Loans – exceeding system growth


Residential receivables
$bn
60
50
40
30
11.6%*
59.0
Sep-02
Sep-03
Sep-04
Sep-05
Feb-06

- Strong national market share gains despite:
  - NSW economy growing slower
  - NSW loans comprising 61% of portfolio^
  - Increased levels of competition
- Margin impact of increased competition minimised by product mix management
- Proprietary lenders sales and productivity improving
- 46% of new flows broker introduced*
- Credit quality remains excellent



*Annualised percentages Sep-05 to Feb-06 ^As at Sep-05
APRA reported growth 12.5% compared to system growth 12.3% to Jan-06 (excludes Superbank NZD loans)

Home Loans - product mix actively managed

	Receivables Feb-06 %	Settlements Feb-06* %	FY05 %	FY04 %	FY03 %
Introductory	1.0	3.2	3.6	8.0	20.4
Portfolio	32.0	27.9	30.5	34.7	34.0
Standard variable and basic	45.3	46.1	42.2	37.3	31.1
Fixed	13.2	11.1	10.4	7.8	9.6
Low doc	4.7	5.5	7.7	8.5	2.2
No deposit	3.0	5.7	4.7	2.8	2.1
Seniors access	0.8	0.5	0.9	0.9	0.6
Total	100.0	100.0	100.0	100.0	100.0



*Sep-05 to Feb-06

Deposits – targeted strategy delivering


Total retail funding mix
$39.4bn*
dragondirect
15%
Transaction
34%
Fixed term
31%
Savings and
investment
20%

Group-wide focus

- Branch network targeting transaction account balances
- Direct channel targeting internet account balances
- New products and enhanced focus in wealth and commercial banking
- Utilising differential pricing between core and new geographies

Balanced, well diversified portfolio



*As at Sep-05

Middle Market – resilient relationship model

Total middle market receivables

Annualised growth for 1H06 expected to be c.16%


$bn
17
13
9
5
15.2
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05

- NSW economic growth lower than national average, property sector particularly impacted
- Commercial lending book*:
  - 52% of balances in NSW
  - 39% in property investment
  - 12% in property construction and development
- Annualised growth in QLD, VIC and WA for 1H06 expected to be c.25%
- Strong pipeline of new deal flow
- Targeting twice system growth in FY06

Credit quality outstanding
Margins well managed



*As at Sep-05

Middle Market – gains in market share continuing


Products per customer
#
8.5
7.0
5.5
4.0
2.5
5.8
6.4
6.5
6.7
7.2
7.3
7.7
3.0
3.3
3.4
3.6
4.1
4.2
4.6
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Middle market
IBB KARM customers*


Market share^
%
7.5
6.5
5.5
4.5
4.9
5.1
5.6
6.0
6.3
6.7
7.1
7.2
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Aug-05
Jan-06

Relationship model and Best Business Bank program delivering



*KARM – Key account relationship management. ^Cannex derived middle market market share

Wealth Management - consistent strong performer


Total managed funds
22.9%*
$bn
36
26
16
6
35.8
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Feb-06

- Asgard Wealth Solutions platform funds under administration $26bn, up 26% annualised Sep-05 to Feb-06
- Margin lending, Advance Funds Management and insurance businesses all performing strongly
- Wealth contribution to group segmental earnings 11% in FY05, up from 7% in FY02



*Annualised percentage Sep-05 to Feb-06

Our customer service formula


Engaged People
+
Great Customer Experience
=
Superior Financial Results
Compelling place to work
• An inspiring vision
• Right people, right roles
• Empowered workplace
• People who are passionate about the Group's brands
• Clear consistent communication
Compelling place to bank
• Targeted approach
• Compelling propositions
• Customers who stay and do more
• Customers who advocate St.George
• Differentiated positioning
Compelling place to invest
• Superior financial results over time
• Consistent, superior growth profile
• Self sustaining platform



A differentiated customer experience


Customer satisfaction
%
80
70
60
50
40
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Jan-06
75.5%
67.3%
St.George
Average of the 4 majors



Source: Roy Morgan Research Jan-06 rolling 3-mth average
Respondents (aged14+) with transaction accounts at institution

Customer Service - a superior customer experience

Middle Market

- 49% of St.George customers would 'definitely recommend' their bank
  - only 23% of major bank customers would*
- 0% of St.George customers are considering changing banks in the next 6 months
  - 18% of major bank customers are considering changing**

GOLD

- 49% of GOLD customers would 'definitely recommend' St.George, up from 36% in Jul-03^
- 1 in 4 GOLD customers are 'absolutely delighted'^^

Wealth

- Asgard 'Elements' ranked # 1 platform for service levels***
- Judged Best Online Service for financial advisers #

*Source: Jones Donald Customer Satisfaction Survey Sep-05
**East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-05
^Source: Jones Donald Customer Satisfaction Survey Jan-06 ^^GOLD customers who answered 7 on a 7 point scale
***2005 Assirt/Wealth Insights Service Level Survey #Investment Trends Competitive Analysis Report 2004



About St.George

Financial dimensions

Business priorities and customer service strategy

Going forward



Outlook

Sector outlook

- National home loan credit growth to continue at around present levels
- National business lending growth to remain solid with some localised softness
- NSW economy to remain subdued for 2006 with uplift expected in 2007
- Competitive environment in deposits, cards and middle market to remain intense
- Interest rates likely to be stable

St.George outlook

- Home loan portfolio to grow in line with system
- Manage deposit volumes and mix with continued focus on profitable growth
- Wealth management net inflows to exceed system growth
- Middle market targeting twice system growth

On track for FY06 10% EPS growth target



Targets: FY06 and FY07

EPS growth FY06	10% AGAAP
EPS growth FY07	10% AGAAP*
Cost to income	Manage to lower end of peer group
Capital	Tier one 7.0-7.5%^
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



*To be restated for IFRS during 2006
^Temporary reduction allowed by APRA until issuance of guidelines on innovative/non-innovative hybrids

Key messages

- Key strategic initiatives in place and delivering
- Focused management team with track record of achievement
- Meeting the challenges of increasing competition and leverage to NSW economy
- 'On track' to meet management targets




st.george



Appendix

Basel II

International Financial Reporting Standards



Basel II - tracking well

- Estimated total program cost $40m with majority already spent
- Application for Internal Ratings Based Approach to Credit Risk s ubmitted to APRA in Sep-05
- Application to adopt the Advanced Measurement Approach for Operational Risk to be submitted during 2006
- Two year parallel run period for Advanced Credit Risk planned to commence from Jan-06 and for advanced operational risk from Jan-07
- Basel II underpins the Group's risk management processes



IFRS - key messages

- IFRS market briefing scheduled for 26 Apr-06
- Underlying performance and business drivers remain unchanged under A-IFRS
- Potential for increased earnings volatility due to the impacts of hedge accounting, loan provisioning and fair value accounting
- Key impact is on NIM, minor impacts on EPS and ROE
- Impact on regulatory capital is still to be confirmed, however reduction expected in Tier 1 capital adequacy ratio with transition relief expected from APRA



International Financial Reporting Standards

Area of impact	Comments
Derivatives and hedging	All derivatives will be on balance sheet at fair value Earnings volatility from ineffectiveness and non-trading derivatives that do not meet hedge accounting requirements. New systems implemented. Externalisation of hedge transactions
Transaction fees and costs	While certain loan origination costs and fees are already deferred, certain additional fees received will also be deferred. Origination fees and costs will be included in net interest margin
Loan provisioning	Current general provision may be reduced due to 'incurred loss' model. Provision and associated profit and loss charge will be more volatile. New loan provisioning system developed
Goodwill and asset impairment	No amortisation of goodwill and replacement by impairment testing
Taxation	'Balance sheet' approach to tax effect accounting will result in the recognition of additional tax assets and liabilities
Property, plant and equipment	Adopting 'deemed cost' on transition to AIFRS. Asset Revaluation Reserve will be transferred to Retained Earnings
Securitisation	'Residual interests' in securitisation vehicles to require consolidation with resultant 'gross-up' of balance sheet and interest income and expense.
Leveraged leases	Income to be recognised on pre tax effective yield basis rather than a post tax basis.
Hybrid financial instruments	DCS and PRYMES reclassified as debt and distributions as interest expense. SAINTS to continue as equity. Transition to new regulatory guidelines
Share based payments	Need to recognise expense for share based payments over the relevant vesting period
Employee benefits	Recognition of deficit on defined benefit superannuation plan on transition. Ongoing actuarial gains or losses will be reflected directly in retained earnings



The impacts may change if the accounting standards or industry interpretation of these standards change

IFRS - restatement of FY05 result

	Sep-05 $m
Profit after income tax and preference share dividends	828
IFRS adjustments	
• Reversal of goodwill amortisation	101
• Share based payments expense	(13)
• Land and buildings	(1)
Adjusted profit after income tax and preference share dividends*	**915**



*Excludes impact of AASB 132 and 139 for which comparative information is not required

IFRS - impact on shareholders' equity at 1 Oct-05

	$m
Shareholders' equity at 1 Oct-05 under AGAAP	5333
IFRS adjustments	
• Goodwill	101
• Transaction fees and costs	(61)
• Derivatives and hedging	(31)
• Property, plant and equipment	(35)
• Hybrid equity instruments	(625)
• Other	(35)
Shareholders' equity at 1 Oct-05 under IFRS	**4647**

Key IFRS transitional impacts at 1 Oct-05 include:
- Reversal of goodwill amortisation
- Deferral of fee revenue
- Recognition of derivatives and hedge accounting
- Recognition of deferred tax on property
- Reclassification of hybrid equity instruments



The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au




RECEIVED
MAY 9 - 2006
160

St.George/Foodstuffs Joint Venture in New Zealand

Issue of Perpetual Note

The following information is disclosed to the ASX in accordance with Listing Rule 3.10.3.

As part of the joint venture between St.George Bank and the NZ Foodstuffs companies, St George Bank has established a New Zealand subsidiary (**"SGNZ"**) that holds a NZ banking licence. SGNZ operates the business of the joint venture (**"SGNZ retail banking business"**). RBNZ rules require a NZ registered bank to meet certain capital requirements from time to time.

The terms of the joint venture agreement provide for Foodstuffs Retail Financial Services Ltd (**"FRFSL"**), a Foodstuffs special purpose vehicle, to contribute to the capital requirements of the SGNZ retail banking business from time to time. In November 2002, St.George Bank and FRFSL entered into an arrangement under which FRFSL agreed to subscribe for perpetual notes St.George Bank issued from time to time. The proceeds of the notes are FRFSL's contribution to the capital requirements of SGNZ's retail banking business.

Due to Australian Prudential Regulatory Authority (APRA) requirements relating to characterising perpetual notes as Tier 1 capital, St.George Bank and FRFSL restructured the perpetual note arrangements to interpose St.George (Note Issuing Vehicle Only) Pty Ltd (STG (NIVO)), a St.George Bank fully owned subsidiary, between St.George Bank and FRFSL in relation to FRFSL's contributions to SGNZ retail banking business capital.

FRFSL will subscribe in cash for a perpetual note or notes STG (NIVO) issues from time to time dependant on the SGNZ retail banking business capital requirements. In turn, STG (NIVO) will use the cash it raises from issuing perpetual notes to FRFSL to subscribe for perpetual notes of the same face value St.George Bank will issue to STG (NIVO).

St.George Bank does not guarantee STG (NIVO)'s obligations.

Class of security — The perpetual notes are denominated in New Zealand dollars. The perpetual notes will not be quoted.

Issue price — In March 2006, St.George Bank proposes to issue STG (NIVO) with a NZ$3.65m note in consideration of receiving cash STG (NIVO) raises from issuing a NZ$3.65m note to FRFSL.

Purpose of the issue — The perpetual note will be issued to STG (NIVO) in connection with FRFSL's contribution to capitalising the SGNZ retail banking business in accordance with regulatory and SGNZ internal requirements.

Notes issued previously — In December 2002, St.George Bank issued a NZ$19m note to FRFSL. Under the restructure of the perpetual note arrangements, FRFSL has assigned that note to STG (NIVO) in consideration of STG (NIVO) issuing a note of the same value to FRFSL.

In March 2004, St.George Bank issued a NZ$7.65m note to FRFSL.

In September 2004, St.George Bank issued a NZ$6.1m note to FRFSL.

In September 2005, St.George Bank issued a NZ$1.425m note to FRFSL

St.George has not issued any other notes under the perpetual note arrangements.

Principal terms of the — The perpetual notes St.George Bank issues constitute a subordinated and

perpetual notes unsecured obligation of St George Bank.

The perpetual notes STG (NIVO) issues constitute a subordinated and unsecured obligation of STG (NIVO).

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by STG (NIVO) or FRFSL.

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to FRFSL St George Bank ordinary shares to discharge St.George Bank's obligations under the notes it issues STG (NIVO) and to discharge STG (NIVO)'s obligations under the notes it issues to FRFSL. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

- APRA determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;
- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital; or
- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up (except for the purposes of, and followed by, a solvent reconstruction, amalgamation or reorganisation) of St George Bank;

(d) If St George Bank's retained earnings become negative.

On the occurrence of any of the events in paragraphs (a), (b) (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b),(c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption ("**Spot Rate**").

y = the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited ("**ASX**") (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

Approvals St George Bank is not required to seek security holder approval for the issue of the notes.

Security holders St.George Bank is not issuing the note to a particular class of security holders.



Michael Bowan
General Counsel & Secretary